September 21, 2005

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Michael Moran

Branch Chief

Re:	Bakers Footwear Group, Inc. Form 10-K for the Fiscal Year Ended January 1, 2005 Forms 10-Q for Fiscal Quarters Ended July 30, 2005 and April 30, 2005 File No. 0-50563

Dear Mr. Moran:

I am writing this letter on behalf of Bakers Footwear Group, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2005 regarding the above-referenced periodic reports filed by the Company.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth our response.

Form 10-K for the period ended January 1, 2005

Critical Accounting Policies, page 32

1.

With respect to your policy regarding merchandise inventories, we note that you may adjust inventory costs as a result of permanent markdowns. In future filings, to the extent that these markdowns are material, please quantify the markdown costs included in your results of operations for each period in your discussion. Further you should explain and discuss any trends or significant variances from period to period.

Response:     The Company acknowledges the comments of the Staff. In future filings the Company will expand its disclosures in response to the comments, as applicable.

2815 SCOTT AVENUE • SAINT LOUIS, MISSOURI 63103 • (314) 621-0699 • FAX (314) 621-0708

Fiscal Year Ended January 1, 2005 Compared to Fiscal Year Ended January 3, 2004,

2.

In future filings, when you discuss significant changes in financial statement line items, to the extent that there are multiple contributors to the change in one line item you should quantify the contribution from each line item. For example, you note that general and administrative expenses went up by $2 million from fiscal 2003 to 2004. You identify two contributors to the change. Please quantify the change from each identified contributor.

Response:     The Company acknowledges the Staff’s comment and will expand its disclosures in future filings in response to the comment, as applicable.

* * * *

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect that this letter fully responds to the Staff’s comments. If you require any additional information on these matters, or if you have additional comments, please advise us at your earliest convenience. You may reach me at 314-621-0699 extension 190, or you can fax me at 314-621-1018.

Very truly yours,

/s/ Lawrence L. Spanley, Jr.

Lawrence L. Spanley, Jr.
Executive Vice President – Chief Financial Officer